Filed pursuant to Rule 433

Registration No. 333-166911

January 18, 2011

Final Term Sheet

USD 1,500,000,000 Floating Rate Global Notes due 2013

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,500,000,000

Denomination:	USD 1,000

Maturity Date:	January 25, 2013

Redemption Amount:	100%

Interest Rate:

3-Month LIBOR (as defined below)

The notes will bear interest on their Aggregate Principal Amount from (and including) January 25, 2011 to (but excluding) the first Interest Payment Date (as defined below) and thereafter from (and including) each Interest Payment Date to (but excluding) the next following Interest Payment Date (each such period, an “Interest Period”). Interest on the notes will be payable in arrears on each Interest Payment Date. The interest rate applicable for an Interest Period will be determined on the applicable Interest Determination Date (as defined below).

3-Month LIBOR:

3-Month LIBOR, as determined by the Calculation Agent (as defined below), will be the rate for deposits in U.S. dollars with maturities of three months that appears on the Screen Page (as defined below) as of 11:00 A.M. (London time), on the applicable Interest Determination Date.

If, as at such time, the Screen Page is not available or if no such quotation appears, the reference rate for the determination of the Interest Rate for the relevant Interest Period (the “Reference Rate”) will be the rate calculated by the Calculation Agent based on at least two offered quotations obtained by the Calculation Agent after requesting the principal London office of each of four major banks in the London interbank market (which may include the Calculation Agent, the paying agents or their affiliates), as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first London Business Day (as defined below) of the relevant Interest Period, to prime banks in the London interbank market at approximately 11:00 A.M. (London time) on that

Interest Determination Date and in a Representative Amount (as defined below). If at least two quotations are provided as requested, the Reference Rate for the relevant Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotations provided. If fewer than two quotations are provided as requested, the Reference Rate will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotations at approximately 11:00 A.M. (London time) on the applicable Interest Determination Date, by the principal London office of each of three major banks (which may include the Calculation Agent, the paying agents or their affiliates), selected by the Calculation Agent, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the first London Business Day of the relevant Interest Period and in a Representative Amount.

“London Business Day” means any day, other than a Saturday or Sunday, on which credit institutions are open for business in London.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Screen Page:	Reuters LIBOR01 page or such other page as may replace such page from time to time

Date of Pricing:	January 18, 2011

Closing Date:	January 25, 2011

Interest Payment Dates:	Every January 25, April 25, July 25, October 25, commencing on April 25, 2011, subject to the Business Day Convention.

Interest Determination Dates:	The second London Business Day immediately preceding the first day of the relevant Interest Period.

Interest Amount:

The Calculation Agent will, on or as soon as practicable after each Interest Determination Date, determine the Interest Rate and calculate the amount of interest payable on the notes for the relevant Interest Period (the “Interest Amount”). Each Interest Amount will be calculated by applying the Interest Rate and the Day Count Fraction to the Aggregate Principal Amount of the notes and rounding the resultant figure to the nearest U.S. cent (with 0.5 U.S. cents being rounded upwards).

The Calculation Agent will cause the Interest Rate, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the paying agents and the noteholders as soon as possible after determination, but in no event later than the fourth London Business Day thereafter and, if required by the rules of the Luxembourg Stock Exchange, also to be notified to the Luxembourg Stock Exchange as soon as possible after determination. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Luxembourg Stock Exchange and the noteholders.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the paying agents and the noteholders.

Calculation Agent:	Deutsche Bank Trust Company Americas

Currency of Payments:	USD

Price to Public/Issue Price:	100%

Underwriting Commissions:	None

Proceeds to Issuer:	100%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:

Modified following, adjusted

If any Interest Payment Date (other than the Maturity Date) would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Business Day. If any such Interest Payment Date (other than the Maturity Date) is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the noteholder will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest will be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360)

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769EF74

CUSIP:	500769EF7

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Managers:	Credit Suisse Morgan Stanley

Stabilization Manager:	Credit Suisse Securities (Europe) Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127714/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127661/d424b3.htm. Alternatively, Credit Suisse will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-221-1037.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.